September 30, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nucor Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for Fiscal Quarter Ended June 29, 2013

Filed August 7, 2013

File No. 1-04119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company” or “Nucor”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 16, 2013. Our responses to your comments are set forth below, and we have included the Staff’s comments in italicized text prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Critical Accounting Policies and Estimates, page 35

Equity Method Investments, page 36

1.	We note your response to prior comment 1. In 2012 you recognized a $30 million impairment charge on your investment in Duferdofin Nucor. You have disclosed that challenging market conditions in Europe could lead to additional impairment charges that could have a material effect on your results in the near term. The discussion of critical accounting policies in your 2012 Form 10-K does not address the specific methods and assumptions used, apart from the disclosure, “The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate.” You have proposed expanding this disclosure by adding, “We calculate estimated fair value using a probability-weighted multiple scenario income approach consistent with the quantitative analysis described in our goodwill policy above.”

Mr. Terence O’Brien

United State Securities and Exchange Commission

September 30, 2013

In future filings, please expand the proposed disclosure to provide a description of the methods and key assumptions used, including:

•	Disclosure of the “best case,” “base case,” and “recessionary case” scenarios described in your supplemental response, along with the weighting;

•	An explanation of the degree of uncertainty associated with the key assumptions and how these cases differ from past historical results. The discussion should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), with quantified information where available and useful to an investor’s understanding of the risk of potential additional impairment;

•	Additional assumptions that are key to your testing;

•	A description of how the key assumptions were determined.

In addition, please tell us and disclose in future filings the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent test. The objective of the proposed disclosure is to provide information for investors to assess the probability of a future material impairment charge and to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Refer to S-K 303(a)(3)(ii) and Section V of Interpretive Release No. 33-8350. Provide us with an example of your intended future disclosure.

The Company acknowledges the Staff’s comment and, in future annual filings, beginning with the 2013 Form 10-K, the Company will enhance its MD&A disclosure as follows, subject to facts and circumstances enabling us to make such assertions (new disclosures have been underlined):

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to review for impairment if, and when, circumstances indicate that an other-than-temporary decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; a significant adverse change in the regulatory, economic, or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the

Mr. Terence O’Brien

United State Securities and Exchange Commission

September 30, 2013

Company would write down the investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered permanent.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple scenario income approach. Management’s analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance (i.e., results experienced prior to the onset of the current recessionary period that began in 2008); (ii) the base case scenario has estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the worst case scenario has estimates of future results ranging from results relatively consistent with the operating and financial performance that we are experiencing in the current unprecedented recessionary state of the global steel industry to limited growth resulting only from slight improvements each year in utilization rates as an acknowledgement of where the industry is at the bottom of the economic cycle. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues and discount rate, the assumptions are often interdependent and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions,

Mr. Terence O’Brien

United State Securities and Exchange Commission

September 30, 2013

the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

In the second quarter of 2012, Nucor concluded that a triggering event occurred which required assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the second quarter of 2012. This charge is included in impairment of non-current assets in the consolidated statements of earnings. In the fourth quarter of 2012, Nucor reassessed its equity investment in Duferdofin Nucor for impairment as steel market conditions in Europe have continued to be challenging for the remainder of the year. The updated analysis included expected future cash flow assumptions that were developed by local management at Duferdofin Nucor and were reviewed in detail by Nucor senior management using the methodology outlined above. The base case scenario received the majority of the probability weighting, with equal weighting given to the other two scenarios. After completing its updated assessment, the Company determined that the estimated fair value exceeded its carrying amount by xx%. Nucor determined that there was no need for further impairment since there has been no significant deterioration in near-term financial projections or any other key assumptions since the second quarter of 2012.

Form 10-Q for the Fiscal Quarter Ended June 29, 2013

Note 6 – Equity Investments, page 8

All Equity Investments, page 9

2.

We note the disclosure on page 10 of your Form 10-Q for the quarter ended June 29, 2013, concerning continuing challenges in the European steel market and that “…it is reasonably possible that based on actual performance in the near term the estimates used in our fourth quarter valuation could change and result in further impairment of our investment in Duferdofin Nucor.” In future filings please provide specific, quantified

Mr. Terence O’Brien

United State Securities and Exchange Commission

September 30, 2013

information where available and useful to an investor’s understanding of the probability of a future material impairment charge. For example, such information could include analysis of material shortfalls between actual results and the near-term assumptions underlying your fair value method at the last date of testing.

The Company acknowledges the Staff’s comment and, in future quarterly filings as demonstrated above in our proposed further disclosure, the Company will enhance its Equity Investments footnote disclosure during periods in which an equity method investment’s fair value approximates or is below its carrying amount and there are circumstances that materially increase the likelihood that there will be a new impairment charge. Examples of such circumstances that would trigger additional disclosure include, but are not limited to, instances in which there are material shortfalls between actual results and the near-term assumptions included in our impairment testing model, the existence of material new capacity or material changes in regulatory or macroeconomic conditions in the markets served by the business, etc.

*   *   *   *

Mr. Terence O’Brien

United State Securities and Exchange Commission

September 30, 2013

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias

Chief Financial Officer, Treasurer

and Executive Vice President